Exhibit 99.6

QUEENCO LEISURE INTERNATIONAL LTD
Pro Forma financial Information
(In thousands of €)

A.
The Pro Forma Event

During the first quarter of 2012, due to changes made in Club Hotel Loutraki's ("CHL") BOD without the ability of Powerbrook Spain ("PBS") and the Company to object and to which PBS and the Company were not a part, the Company is of the opinion that PBS has lost control in CHL (resulting in the loss by the Company of the indirect joint control in CHL) (hereinafter – the Pro Forma event"). As result, and since March 31, 2012 PBS's holding in CHL (and indirectly also the Company's holding in CHL)  is accounted for in the Group's financial statements under the Equity Method as prescribed in IAS 28 – Investments in Associates commencing on March 31, 2012.

The following Pro Forma financial information is presented as if the Group's share in CHL's results of operations and other comprehensive income (loss) was presented under the equity method during all the periods presented. The Pro Forma financial information does not include the profit incurred from the deem disposal of CHL at the date the PBS lost control.

B.	Pro Forma Statement of Comprehensive Income

	Year ended 31 December
	2 0 1 2	2 0 1 1	2 0 1 0

Revenues	20,171	22,844	24,033

Operating costs
Cost of revenues	(17,549)	(17,855)	(18,313)
Selling and marketing expenses	(4,012)	(4,025)	(4,670)
General and administrative expenses	(4,999)	(7,406)	(10,288)
Other operating expenses	(709)	(2,851)	(390)
Impairment of investment in an associated company	(6,467)	-	-
Share of results of associated company	(11,797)	(7,607)	(5,434)
Operating profit (loss)	(25,362)	(16,900)	(15,062)
Investment income	131	298	322
Finance costs	(1,435)	(815)	(1,019)
Foreign exchange gain (loss)	270	1,311	(2,276)
Profit (loss) before tax	(26,396)	(16,106)	(18,035)
Tax benefit / (expense)	(1,011)	675	(1,915)
Profit (loss) from continued operations	(27,407)	(15,431)	(19,950)
Loss from discontinued operations	(3,597)	(6,054)	(5,143)
Total profit (loss) for the year	(31,004)	(21,485)	(25,093)

Other comprehensive income (loss)
Realization of translation reserve due to the disposal and deem disposal of subsidiaries	3,581	-	-
Exchange differences arising on translation of foreign operations	(968)	(1,024)	3,345
Total comprehensive loss for the year	(28,391)	(22,509)	(21,748)

Profit (loss) for the year attributable to:
Equity holders of the parent	(30,310)	(20,405)	(23,855)
Minority interests	(694)	(1,080)	(1,238)
	(31,004)	(21,485)	(25,093)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the parent	(27,803)	(20,956)	(21,738)
Non-controlling interests	(588)	(1,553)	(10)
	(28,391)	(22,509)	(21,748)